Exhibit 99.5

[Unofficial English Translation]

AMENDMENT NO. 2, DATED MARCH 18, 2014
to an agreement made and entered into at Ramat Gan on March 2, 2014 and to Amendment No. 1 dated March 6, 2014
(hereinafter: “Amendment 2”)

Between:	EMBLAZE LTD.
Publ. Co. 52-004292-0
Azrieli Center, Triangular Tower, 40th floor
(hereinafter: “the Purchaser”)
of the one part;

And:	1.	ZWI W. & CO. LTD.
Co. No. 51-271597-0
of 7 Hashikma Street, Savyon
(hereinafter: “Zwi”)

And:	2.	YOSSI WILLI MANAGEMENT & INVESTMENTS LTD.
Co. No. 51-241603-3
of 76 Kaplan Street, Herzliya

Y.M. DEKEL – HOLDINGS & INVESTMENTS LTD.
Co. No. 51-275078-7
of 76 Kaplan Street, Herzliya

JOSEPH WILLIGER
I.D. 054248307
of 76 Kaplan Street, Herzliya
(the three jointly referred to below as: “Joseph”)

(Zwi and Joseph will henceforth be referred to jointly as: “the Sellers”)

of the other part;
(The Purchaser and the Sellers will henceforth be referred to collectively as: “the Parties”)

WHEREAS:
On March 2, 2014 the Beneficiaries entered into an agreement in the scope of which, subject to the fulfillment of conditions that were stipulated, Emblaze would buy between 44.99% of the voting rights in Willi-Food Investments Ltd. (hereinafter: “the Company”) and 58.62% of the voting rights in the Company and approximately 58.04% of the issued and paid-up share capital of the Company and about 55.16% of the rights in the capital of the Company on the assumption of a full dilution and about 55.69% of the voting rights in the Company on the assumption of a full dilution) (hereinafter: “the Agreement” and “the Shares Sold”, respectively) all on the terms and conditions and at the times as specified in the Agreement; and

WHEREAS:	On March 6, 2014 the parties signed Amendment No. 1 to the Agreement; and

WHEREAS:
The parties wish to make an alteration to the Agreement in relation to the period for converting portion of the Trust Amount which is deposited in US dollars in such a way that the Purchaser will be entitled to convert the foreign currency in the Trust Account until March 31, 2014; and

WHEREAS:	The parties wish to entrench in writing their agreements all in accordance with what is set forth below in this Agreement;

NOW THEREFORE IT IS DECLARED AND AGREED AS FOLLOWS:

1.	The preamble to this Amendment 2 forms an integral part hereof.

2.
The definitions in this Amendment 2 will have the meanings ascribed to them in the Agreement and in Amendment 1 thereto (hereinafter collectively: “the Agreement”), unless otherwise expressly stipulated.

3.
Each of the parties declares that the competent bodies therein have approved an amendment to the Agreement as set forth in this Amendment No. 2 and that all the necessary resolutions have been passed in order to empower the signatories to this Amendment 2 to sign on its behalf.

4.	In Clause 4.2 of the Agreement the following changes will be made:

On rows 7-9 of Clause 4.2 to the Agreement, the words:

“…. and the Purchaser undertakes to convert same into new shekels within 14 business days, where the surplus and/or shortfall in new shekels shall be received by it and/or shall be topped up into the Trust Account within the aforesaid 14 business days.”, shall be replaced by the words:

“… and the Purchaser undertakes to convert same by not later than March 31, 2014, where the surplus and/or shortfall in new shekels will be received by it and/or it will top same up into the Trust Account on April 1, 2014.”

5.	The remaining provisions of the Agreement which have not been changed in this Amendment 2 shall continue to remain in full force.

In witness whereof the parties have hereunto signed

/s/ Israel Yossef Schneorson /s/ Eyal Merdler	/s/ Zwi Williger	/s/ Joseph Williger
Emblaze Ltd.	Zwi W. & Co. Ltd.	Yossi Willi Management & Investments Ltd.

/s/ Joseph Williger	/s/ Joseph Williger
Y.M. Dekel – Holdings & Investments Ltd.	Joseph Williger